United States securities and exchange commission logo





                              July 7, 2023

       Eric Gripentrog
       Chief Executive Officer
       Functional Brands Inc.
       6400 SW Rosewood Street
       Lake Oswego, OR 97035

                                                        Re: Functional Brands
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on June
9, 2023
                                                            CIK No. 0001837254

       Dear Eric Gripentrog:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 9, 2023

       Prospectus Summary
       Overview, page 1

   1. We note your statements throughout the prospectus that doctors are one of your distribution channels.
Please clarify, if true, that none of your products are prescribed by physicians, as they are
not approved by the FDA, and that such products are being sold on an over-the-counter
basis.
       Our Products, page 2

   2. We note your disclosure here and elsewhere that Emerson Ecologics awarded you its
                                                        "highest quality
certification." Please revise to discuss the significance of this
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            Brands Inc. Gripentrog
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         certification, explaining Emerson Ecologics' business and how such certification was obtained.
3.       We note your statement that    Kirkman is a leading manufacturer of
nutritional
         supplements for individuals with special dietary requirements and
sensitivities.    Please
         revise your disclosure to provide support for this statement. Similarly, provide support for your statement that Kirkman "has the highest standard for purity testing in the nutraceutical industry worldwide.
4. Please define CBD and CBG and explain their significance to your products where first used.
5.       We note that your statement on page 2 that you    launched a suite of
supplement products,
         designed specifically for the golf industry and golf professionals appears to conflict with
         your statements on pages 36 and 41 that you    plan to introduce a
suite of supplement
         products, designed specifically for the golf industry and golf
professionals.    Please
         reconcile. To the extent you are still in the development process, revise your disclosure to provide more detail regarding the stage of development.
Competitive Strengths, page 3

6. Please revise your disclosure to include an equally prominent discussion of the challenges and uncertainties your business faces. For example, discuss your history of recurring losses, significant accumulated deficit, negative cash flows from operations, limited
         operating history, your auditor   s substantial doubt of your ability
to continue as a going
         concern, and the uncertain and evolving federal, state and local regulations concerning hemp, CBD and other non-tobacco consumable products. Revise your heading to this section as appropriate.
7. We note your statements on pages 3 and 44 that you procure your own raw materials, and also your statement on page 41 that certain products are made with hemp that comes directly from Functional Brands' farm in Oregon. Please revise your disclosure both here and in the Business section to clarify whether the company is growing and harvesting its own hemp plants and describe the regulation around such activities. To the extent the company is not growing its own hemp, please clarify your statement about the operations on the farm in Oregon and discuss who manufactures the hemp derived products used by the company, where they are manufactured, and how they are produced and sold in compliance with the 2018 Farm Bill and the Agricultural Act of 2014.
8. We note you state here and throughout your prospectus that you test raw materials and
         your nutraceutical products for efficacy to deliver the    most
efficacious products    and that
         you are    dedicated to supplying the purest and safest nutritional
supplements in the
         marketplace.    Please revise to remove such statements as safety and
efficacy
         determinations are solely within the authority of the FDA and comparable regulatory bodies and it does not appear the FDA has approved any of your nutraceutical products.
         Revise to state at the outset of your Prospectus Summary and Business sections to state
 Eric Gripentrog
Functional Brands Inc.
July 7, 2023
Page 3
         whether your nutraceutical products have been approved by the FDA or a comparable regulator.
9. Please remove your references to Walgreens and CVS as potential partners, as it does not appear you have agreements in place at this time and such references are premature and speculative.
Our Corporate History and Structure, page 4

10. We note your statement that your principal business is the production, marketing, sales and distribution of nutraceutical products through your Kirkman division, alongside hemp derived products under the Hemptown brand "in certain states within the United States that permit such sales." Please disclose which states you operate and sell your products in, and discuss how you ensure your marketing and sales efforts do not target those states where your products may not be legally sold.
11.      We note that your disclosure that HTO Nevada is a wholly owned subsidiary of
         Functional Brands appears to conflict with your disclosure on page 4 that HTO Nevada is
         currently owned by HTO Holdings and    will be acquired by Functional
Brands    as part of
         a restructuring. Please reconcile your disclosure or otherwise advise. To the extent you will acquire HTO Nevada in the future, revise to state when the acquisition will occur in relation to this offering.
12. Please disclose whether you have made the partial payments that were due on January 15,
         2023, and March 31, 2023.
Corporate Information, page 6

13. We note that the URL provided for your website on page 6 does not appear to work.
         Please revise or otherwise advise.
Summary of Risk Factors, page 9

14. Please revise the first bullet point on page 9 to disclose that you received a going concern opinion from your auditor and discuss this further in your Risk Factors section.
Risk Factors
Risks Related
FirstName     to our Financial
           LastNameEric        Condition and Capital Requirements, page 11
                          Gripentrog
Comapany
15.         NameFunctional
        Please                 Brandsdiscussing
               include a risk factor   Inc.     the risks associated with the
Existing Default and
        Forbearance
July 7, 2023 Page 3  Agreement    disclosed on page  4.
FirstName LastName
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            Brands Inc. Gripentrog
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Risk Factors Relating to Our Business and Industry, page 12

16.      We note your Summary Risk Factor on page 9 that you    have a single
customer that
         accounts for a substantial portion of [y]our revenues, and [y]our business would be
         harmed were [you] to lose this customer.    Please include more detail
regarding this risk,
         including the identity of the single customer and the portion of your revenues referenced, in this section of the prospectus.
Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration . . . ., page 21

17. Please revise your disclosure to discuss the specific risks that apply to your hemp-based products and your nutraceutical products separately as opposed to your products generally. Revise to discuss the risks associated with FDA regulation of your hemp-based products being sold as a food, cosmetic, or dietary supplement under the Federal Food,
         Drug and Cosmetic Act.
Use of Proceeds, page 31

18.      We note your disclosure that you intend to use    20% of the net
proceeds (approximately
         $2.785 million) for a deferred payment for past acquisitions.    In
the event the deferred
         payment relates to the Kirkman acquisition, please so state. Please also indicate whether the payment includes any accrued interest, including the rate if applicable, and the due date for such payment.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

19. Revise to include the reasons for the change in amounts impacting your results of operations, liquidity and capital resources. In this regard, your discussion should not merely repeat numerical data contained in the financial statements. Refer to Instruction 2 to paragraph (b) in Item 303 of Regulation S-K. For example only, discuss how the principal factors affecting your financial performance you list on page 36 impacted material changes to line items from period-to-period.
Business
Our Products, page 40

20.      Please revise your disclosure to summarize the    significant research
   you performed with
            prominent organizations    for your prenatal vitamins. and discuss
the stage of
         development of these products. Please also provide support for your belief that your
         prenatal supplement will be the    purest and cleanest.    In
addition, remove your statement
         that the brand "is expected to be the 'house brand' for FIGO and is expected to be endorsed by FIGO", as such statements appear premature and speculative at this time.
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Recent New Products, page 41

21. We note your disclosure that you are developing and launching "legally compliant" hemp-
         derived delta-9 gummies and your disclosure on pages 14 and 50
mentioning    delta-9
         THC.    Please revise to define and describe    delta-9,    its
significance, and the purposes for
         which you will market these products.
Industry, page 42

22. Please revise to provide a discussion of the sources and data relied on for your statement that CBD is beneficial in treating anxiety, seizures, and reducing pain. Disclose whether the FDA has approved any CBD product for such indications. Competitive Strengths, page 44

23. Please revise to enlarge or otherwise alter the graphics on page 44 so all text is legible.
24. Please revise to disclose the material terms of your agreements with The Trailer Park
         Boys and HS Wholesale, including each party's performance and payment obligations as well as the termination provisions. In this regard, we note your statements describing the
         Distribution Agreement as an "$8 million" agreement, but elsewhere describe this figure as a "sales target". Please clarify.
25. Please revise your disclosure to provide more detail regarding your Ultra Tested proprietary testing protocol, including how this process goes "beyond the FDA requirements". Also, in relation to our comment above, please remove statements indicating that your products are effective if they have not been approved by the FDA.
Growth Strategy, page 45

26. Please revise your disclosure to include the data and sources relied on for your list of the
            best supplements for autism    on page 45.
Technology & Intellectual Property, page 46

27. Please revise this section to disclose that the company currently licenses the trademarks associated with Hemptown Organics Corp., as discussed on page 4. Facilities, page 49

28. We note your statement on page 41 that hemp from Functional's Brands' farm in Oregon is used in Hemptown Natural's hemp cigarette line. Please revise your disclosure on page 49 to describe this farm, per Item 102 of Regulation S-K.
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Regulation
Laws and Regulations Relating to Our Products, page 49

29. Please revise your disclosure to provide more detail regarding the state regulations applicable to your business.
30. Please revise this section to include disclosure regarding the regulation of nutraceutical supplements in the United States.
Management
Directors and Executive Officers, page 53

31. Please revise the biographical information for Tariq Rahim to clearly disclose Mr.
         Rahim's principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.
Notes to the Consolidated Financial Statements
1. Corporate Information and Continuance of Operations, page F-7

32. Please explain the basis for your financial statement presentation and disclose the accounting treatment for the combination of HT Naturals with sister company, HTO
         Nevada. Please address the "restructuring efforts" referenced on pages 4, 34 and 40.
Summary of Significant Accounting Policies, page F-8

33. We note that the audit report on page F-2 states that Note 2 to the financial statements
         discusses    [m]anagement   s plans" in regard to the factors listed
that raise substantial
         doubt about the comapny's ability to continue as a going concern. However, Note 2 does not appear to have any such discussion. Please advise.
Exhibits

34. Please file your employment agreements with Eric Gripentrog and Tariq Rahim, The
         Trailer Park Boys Agreement, the HS Wholesale Limited Agreement, the Asset Purchase
         Agreement, the Amended Asset Purchase Agreement, the IP Collateral Agreements and
         the Forbearance Agreement as exhibits or otherwise advise. Refer to
Item 601(b)(10) of
         Regulation S-K.
35. Please ensure each exhibit is in the proper text-searchable format. See Item 301 of
         Regulation S-T. For example, we note exhibit 3.2.
 Eric Gripentrog
Functional Brands Inc.
July 7, 2023
Page 7

        You may contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameEric Gripentrog
                                                         Division of
Corporation Finance
Comapany NameFunctional Brands Inc.
                                                         Office of Life
Sciences
July 7, 2023 Page 7
cc:       Scott Linsky
FirstName LastName